FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Questcor Pharmaceuticals, Inc.
3260 Whipple Rd.
Union City, CA 94587
October 15, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall, Division of Corporate Finance
Re:	Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009
File No. 001-14758
Response to United States Securities and Exchange Commission Staff (“Staff”) comment made by Letter dated August 19, 2009 and by telephone dated September 30, 2009
Dear Mr. Rosenthall:
     Set forth below is the response of Questcor Pharmaceuticals, Inc. (the “Company”) to the Staff comment made by letter dated August 19, 2009 and by telephone dated September 30, 2009 (the “Comment Letter”), in connection with the Company’s Schedule 14A for the 2009 Annual Meeting of Shareholders, filed on April 17, 2009 (File No. 001-14758) (the “Proxy Statement”). The Company’s response is preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.
     Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporate Finance and that the redactions are denoted in the EDGAR-filed version by asterisks.
     The Company requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portion of the Company’s response to Comment 1 bearing the confidential treatment request identification code number QCOR CTR 10/01/09—1, QCOR CTR 10/01/09-2 and QCOR CTR 10/01/09-3 (the “Confidential Materials”). The Confidential Materials are marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83. The Company believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, the Company requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments
request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned.
Schedule 14A filed April 17, 2009
     Compensation Discussion and Analysis
          Annual Performance-Based Cash Awards, page 14
1. We note that your response contains draft disclosure regarding performance-based cash awards for your next proxy filing as requested by our prior comment 3. As these goals have already been set by the compensation committee for this fiscal year, please quantify any goals that the compensation committee assigned targets for, such as the achievement of a particular operating income and a specific amount of increase in MS-related sales of Acthar.
     Company Response: The Company supplementally advises the Staff that for 2009, the Compensation Committee and Board of Directors have determined that our corporate goals generally consist of the following, and those goals for which objective targets have been set are hereby provided:

Corporate Goal	Objective Weight	Level of Attainment(1)

Confidential Treatment Requested by Questcor Pharmaceuticals, Inc. for the following bracketed information (Code Number QCOR CTR 10/01/09-1):	Confidential Treatment Requested by Questcor Pharmaceuticals, Inc. for the following bracketed information (Code Number QCOR CTR 10/01/09-3):

Achieve operating income measurement of $[***] million	60% (scalable, with achievement of threshold level of $[***] million receiving 67% credit)

Obtain FDA approval of sNDA for Infantile Spasms for Acthar	10%

Confidential Treatment Requested by Questcor Pharmaceuticals, Inc. for the following bracketed information (Code Number QCOR CTR 10/01/09-2):	15%

Increase MS-related sales of Acthar to $[***] million

Develop corporate strategic programs	15%

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments

(1)	At the conclusion of the year, the Compensation Committee and Board of Directors shall determine the Company’s actual level of attainment of each corporate goal.
     We further supplementally advise the Staff that for 2009, our executive officers’ incentive compensation will be based upon the level of achievement of the following explicit personal objectives, although the final weighting of each objective and the actual amount of cash bonuses that may be awarded to the specific executive officer remains subject to the discretion of our Board of Directors (which may result in bonuses substantially in excess of or less than the incentive target), based upon the recommendation of the Compensation Committee:

Named		2009
Executive		Base	Incentive		Objective	Level of
Officer	Position	Salary	Target(1)	Objective	Weight	Attainment(2)

Don M. Bailey	President and Chief Executive Officer	$546,000	65%	Confidential Treatment Requested by Questcor Pharmaceuticals, Inc. for the following bracketed information (Code Numbers QCOR CTR 10/01/09-1 and QCOR CTR 10/01/09-3):	60%

				Achieve operating income measurement of $[***] million (scalable, with achievement of threshold level of $[***] million receiving 67% credit)

				Obtain FDA approval of sNDA for Infantile Spasms for Acthar	10%

				Confidential Treatment Requested by Questcor Pharmaceuticals, Inc. for the following bracketed information (Code Number QCOR CTR 10/01/09-2):	15%

				Increase MS-related sales of Acthar to $[***] million

				Develop Strategic, Administrative and Succession Planning Programs	15%

Stephen Cartt	Executive Vice President, Corporate Development	$364,000	55%	Confidential Treatment Requested by Questcor Pharmaceuticals, Inc. for the following bracketed information (Code Numbers QCOR CTR 10/01/09-1 and QCOR CTR 10/01/09-3):	60%

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments

Named		2009
Executive		Base	Incentive		Objective	Level of
Officer	Position	Salary	Target(1)	Objective	Weight	Attainment(2)

				Achieve operating income measurement of $[***] million (scalable, with achievement of threshold level of $[***] million receiving 67% credit)

				Obtain FDA approval of sNDA for Infantile Spasms for Acthar	10%

				Confidential Treatment Requested by Questcor Pharmaceuticals, Inc. for the following bracketed information (Code Number QCOR CTR 10/01/09-2):	15%

				Increase MS-related sales of Acthar to $[***] million

				Develop corporate strategic programs	15%

Dave Medeiros	Senior Vice President, Pharmaceutical Operations	$338,000	45%	Manage Acthar operational requirements	75%

				Analyze the business environment for Acthar and determine appropriate strategies	10%

				Manage Quality Control and Quality Assurance	10%

				Manage corporate information technology projects	5%

Gary Sawka	Senior Vice President, Finance and Chief Financial Officer	$260,000	45%	Manage corporate financial and accounting responsibilities	75%

				Lead or actively participate in value-added corporate projects	25%

(1)	Targets expressed as a percentage of the executive officer’s 2009 base salary.

(2)	At the conclusion of the year, the Compensation Committee and Board of Directors shall determine the actual level of attainment by each officer of his specific goals.
     At the conclusion of the year, the Compensation Committee and Board of Directors determine each executive officer’s actual level of attainment of his specific performance goals as

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments
well as our corporate goals. Following that determination, the Compensation Committee and Board of Directors applies their judgment and adjusts the calculated amount. The adjustment accounts for other factors that impacted our corporate performance and the executive officer’s role in those results. As a result, the Compensation Committee and Board of Directors use a quantitative approach to measure objective criteria, but exercise appropriate discretion in recommending and determining performance compensation and can approve bonuses substantially in excess of or substantially less than the previously established target bonuses or the amounts resulting from the attainment calculations.
     For Messrs. Medeiros and Sawka, who do not have corporate goals as their explicit, personal objectives, the aggregate performance target result of their individual achievement of their personal goals calculation is multiplied by the percentage of the overall level of achievement by the Company of the Company’s corporate goals to determine their baseline incentive award. For purposes of this multiplication, this corporate multiplier has an upper limit of 100%.
     We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (510) 400-0700, or Michael Mulroy, the Company’s legal counsel, at (949) 725-4095.

Very truly yours, QUESTCOR PHARMACEUTICALS, INC.
/s/ Gary Sawka
Gary Sawka
Senior Vice-President, Finance and Chief Financial Officer